UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-33037

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SBA Defined Contribution Plan for Primis Bank

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PRIMIS FINANCIAL CORP.

1676 International Drive, Suite 900

McLean, Virginia 22101

Financial Statements and Supplemental Schedules

December 31, 2022 and 2021

SBA Defined Contribution Plan for Primis Bank

SBA Defined Contribution Plan for Primis Bank

Financial Statements and Supplemental Schedules

December 31, 2022 and 2021

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

SBA Defined Contribution Plan for Primis Bank

Glen Allen, Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the SBA Defined Contribution Plan for Primis Bank (the ”Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year), schedule of assets (both acquired and disposed of within the plan year), and schedule of reportable transactions as of and for the year ended December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

We have not been able to determine the specific year we began serving consecutively as the auditor of the Plan’s financial statements; however, we are aware that we have been the Plan’s auditor consecutively since at least 2008.

/s/ FORVIS, LLP

High Point, NC

June 28, 2023

SBA Defined Contribution Plan for Primis Bank

Statements of Net Assets Available for Benefits

	December 31,
	2022	2021
Investments at fair value	$29,028,550	$32,279,253

Receivables
Contributions receivable	132,305	-
Notes receivable from participants	465,927	508,581
	598,232	508,581

Net assets available for benefits	$29,626,782	$32,787,834

The accompanying notes are an integral part of these financial statements.

SBA Defined Contribution Plan for Primis Bank

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2022

Reductions from net assets attributed to:
Investment income (loss)
Net depreciation in fair value of investments	$(5,863,438)
Interest and dividends	495,170
Total investment loss	(5,368,268)

Interest income on notes receivable from participants	17,701

Contributions
Participant	2,344,422
Employer	1,301,440
Rollover	1,025,866
Total contributions	4,671,728

Total reductions	(678,839)

Deductions from net assets attributed to:
Benefits paid to participants	2,299,693
Administrative expenses	182,520
Total deductions	2,482,213

Net decrease	(3,161,052)
Net assets available for benefits:
Beginning of year	32,787,834
End of year	$29,626,782

The accompanying notes are an integral part of these financial statements.

SBA Defined Contribution Plan for Primis Bank

Notes to Financial Statements

December 31, 2022 and 2021

1.   Description of Plan

The following description of the SBA Defined Contribution Plan for Primis Bank (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Primis Bank, the wholly-owned subsidiary of Primis Financial Corp. The management of the Company controls and manages the operation and administration of the Plan. Voya Financial served as the custodian as of December 31, 2022 and 2021. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Each year, participants may contribute up to 100 percent of pretax annual compensation except irregular wage items, as defined in the plan document, as pre-tax and/or Roth after-tax elective deferrals, subject to Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans and certain individual retirement accounts. Upon satisfying the Plan’s eligibility criteria, a participant will be automatically enrolled in the Plan to defer 3% of annual compensation on a pre-tax basis unless the participant (i) elects not to defer any annual compensation, or (ii) elects to defer a different percentage of annual compensation. The employer may make an Employer Base Contribution for each Plan year in such amount, if any, which the employer shall determine. The employer shall make a Qualified Automatic Safe Harbor Contribution for each Plan year in the amount of a discretionary percentage to be determined by the employer on a year to year basis. Contributions are subject to certain limitations.

Investment Options

Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers employer stock, common collective trust funds, a money market fund and mutual funds as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, and plan earnings (losses), and charged with benefit payments and transaction fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contributions is based on years of service, as defined in the Plan. Participants are 100 percent vested after two years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the plan administrator. At December 31, 2022, outstanding loans bore interest rates ranging from 3.50% to 7.25%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump sum payment or annuity as defined in the plan document. In-service hardship withdrawals are permitted from a rollover account. In-service severe hardship withdrawals are permitted from the pre-tax account.

Forfeitures

At December 31, 2022 and 2021, forfeited nonvested accounts were $119,249 and $61,218, respectively. During 2022 and 2021, none of the forfeited nonvested accounts were used to reduce employer contributions.

2.   Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income from notes receivable from participants is recorded when received. Other interest income is recorded on the accrual basis.

Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded upon distribution.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.

Subsequent Events

The Company performed a review of events subsequent to the balance sheet date through the date the financial statements were issued and determined that there were no such events requiring recognition or disclosure in the financial statements.

3.   Fair Value Measurements

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

●	Level 1: Observable inputs such as quoted prices in active markets.
●	Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.
●	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.

When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy. Level 1 investments include mutual funds, money market funds and the Company’s common stock. The fair value of the Plan’s investment in the Company’s common stock is determined by the closing price reported on NASDAQ.

The common collective trusts are valued at the closing net asset value (“NAV”) of the units held by the Plan at year end based on information provided and certified by the custodians as the practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. The common collective trusts are not required to be classified within a level of the fair value hierarchy.

The following tables set forth by level within the fair value hierarchy the Plan’s assets accounted for at fair value on a recurring basis as of December 31, 2022 and 2021:

	Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total

Mutual funds	$7,064,220	$-	$-	$7,064,220
Primis common stock	1,471,580	-	-	1,471,580
Money market fund	126,313	-	-	126,313
Total	$8,662,113	$-	$-	$8,662,113

Investments measured at net asset value:
Common collective trusts:*
Stable value fund				1,111,810
Target retirement trusts				19,254,627
Total common collective trusts				20,366,437
Total investments				$29,028,550

	Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total

Mutual funds	$29,702,209	$-	$-	$29,702,209
Primis common stock	1,712,896	-	-	1,712,896
Money market fund	68,160	-	-	68,160
Total	$31,483,265	$-	$-	$31,483,265

Investments measured at net asset value:
Common collective trusts:*
Stable value fund				795,988
Total investments				$32,279,253

*Represents investment in common collective trusts consisting of equity securities in domestic and foreign corporations and various fixed-income securities. There are no unfunded commitments. Certain withdrawals for other than normal benefit payments and participant directed transfers may require up to 12 months’ notice.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.   Exempt Party-In-Interest Transactions

Certain Plan investments held during the year are shares of mutual funds managed by Voya Financial. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Voya Financial is the custodian of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan during the year ended December 31, 2022 for administrative services were $182,520 to Voya Financial.

At December 31, 2022 and 2021, the Plan held 124,184 and 114,117 shares, respectively, of the Company’s common stock. During 2022, the Plan did not record any dividend income related to the Company’s common stock.

5.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their accounts.

6.   Tax Status

The Plan has not obtained a determination letter from the Internal Revenue Service (“IRS”) stating that the Plan was in compliance with the applicable requirements of the IRC. The Plan is relying on the IRS approval of the prototype plan that it is utilizing. The IRS has determined and informed the document sponsor by a letter dated June 30, 2020 that the prototype plan document was designed in accordance with applicable sections of the IRC. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SBA Defined Contribution Plan for Primis Bank

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 20-2453966 Plan 002

December 31, 2022
(a) lessor or similar party	(b) Identity of issue, borrower	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current value

Common collective trust:
	Goldman Sachs	Stable Value Fund		$1,111,810
	Vanguard	Institutional Target Retirement Income Trust II		2,594,099
	Vanguard	Target Retirement 2020 Trust II		482,555
	Vanguard	Target Retirement 2025 Trust II		4,341,117
	Vanguard	Target Retirement 2030 Trust II		2,414,854
	Vanguard	Target Retirement 2035 Trust II		2,396,761
	Vanguard	Target Retirement 2040 Trust II		2,246,870
	Vanguard	Target Retirement 2045 Trust II		2,274,885
	Vanguard	Target Retirement 2050 Trust II		1,380,575
	Vanguard	Target Retirement 2055 Trust II		711,073
	Vanguard	Target Retirement 2060 Trust II		334,538
	Vanguard	Target Retirement 2065 Trust II		77,299

Mutual funds:
*	Voya	Intermediate Bond Fund		392,407
	Fidelity	U.S. Bond Index Fund		183,301
	Fidelity	500 Index Fund		1,131,792
	Fidelity	Extended Market Index Fund		65,764
	Fidelity	Total International Index Fund		114,892
	Vanguard	Equity Income Fund		1,215,700
	MFS	Growth Fund		1,595,400
	JP Morgan	Mid-Cap Growth Fund		524,169
	Victory	Mid-Cap Value Fund		362,951
	Wasatch	Small Growth Fund		594,571
	PIMCO	RAE US Small Fund Institutional Class		324,700
	PIMCO	Real Return Fund		23,624
	Cohen & Steers	Real Estate Securities Fund		136,597
	JP Morgan	Emerging Markets Equity Fund		174,440
	American Funds	EuroPacific Growth Fund		223,913

*	Primis	Common stock, 124,184 shares		1,471,580

*	Voya	Money market fund		126,313

*	Participant loans***	Maturing through 2048, interest rates ranging from 3.50% to 7.25%, collateralized by participant accounts	-	465,927
			$-	$29,494,477

*     Party-in-interest

**   Cost information omitted for participant-directed accounts.

*** The accompanying financial statements classify participant loans as notes receivable from participants.

See accompanying report of independent registered public accounting firm.

SBA Defined Contribution Plan for Primis Bank

Schedule of Assets (Both Acquired and Disposed of Within the Plan Year)

Schedule H, Line 4i

EIN 20-2453966 Plan 002

December 31, 2022
(a) lessor or similar party	(b) Identity of issue, borrower	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost of Acquisitions	(e) Proceeds of Disposition

Following are the purchases and sales of non-excluded assets:
	Vanguard	Target Retirement Income Fund	$680,655	$648,442
	Vanguard	Target Retire 2015 Fund	1,976,178	1,942,239
	Vanguard	Target Retire 2020 Fund	665,583	657,861
	Vanguard	Target Retire 2025 Fund	5,151,040	5,164,786
	Vanguard	Target Retire 2030 Fund	2,773,018	2,793,160
	Vanguard	Target Retire 2035 Fund	2,708,018	2,897,386
	Vanguard	Target Retire 2040 Fund	2,236,411	2,280,898
	Vanguard	Target Retire 2045 Fund	2,570,908	2,607,295
	Vanguard	Target Retire 2050 Fund	1,219,511	1,286,010
	Vanguard	Target Retire 2055 Fund	680,030	711,060
	Vanguard	Target Retire 2060 Fund	262,306	303,972
	Vanguard	Target Retire 2065 Fund	37,290	44,314
			$20,960,948	$21,337,423

See accompanying report of independent registered public accounting firm.

SBA Defined Contribution Plan for Primis Bank

Schedule of Reportable Transactions

Schedule H, Line 4j

EIN 20-2453966 Plan 002

December 31, 2022
(a) Identity of party involved	(b) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain/ (Loss)

Category (i)* - Single Transactions in Excess of Five Percent of Total Plan Assets:
Vanguard	Institutional Target Retirement 2015 Fund	$-	$1,976,178	$2,032,963	$1,976,178	$(56,785)
Vanguard	Institutional Target Retirement 2025 Fund	-	5,151,040	4,934,046	5,151,040	216,994
Vanguard	Institutional Target Retirement 2030 Fund	-	2,773,018	2,548,919	2,773,018	224,099
Vanguard	Institutional Target Retirement 2035 Fund	-	2,708,018	2,433,964	2,708,018	274,054
Vanguard	Institutional Target Retirement 2040 Fund	-	2,236,411	1,996,062	2,236,411	240,349
Vanguard	Institutional Target Retirement 2045 Fund	-	2,549,331	2,251,190	2,549,331	298,141
Vanguard	Institutional Target Retirement Income Fund	1,990,087	-	1,990,087	1,990,087	-

Category (iii)* - Series of Transactions in Excess of Five Percent of Total Plan Assets:
Vanguard	Target Retire 2015 Fund	$1,976,178	$-	$1,976,178	$1,976,178	$-
Vanguard	Target Retire 2015 Fund	-	1,942,239	1,963,098	1,942,239	(20,859)
Vanguard	Target Retire 2035 Fund	2,708,018	-	2,708,018	2,708,018	-
Vanguard	Target Retire 2035 Fund	-	2,896,495	2,893,955	2,896,495	2,540
Vanguard	Target Retire 2045 Fund	2,549,331	-	2,549,331	2,549,331	-
Vanguard	Target Retire 2045 Fund	-	2,573,050	2,565,146	2,573,050	7,904
Vanguard	Target Retire 2025 Fund	5,151,040	-	5,151,040	5,151,040	-
Vanguard	Target Retire 2025 Fund	-	4,904,480	4,934,278	4,904,480	(29,798)
Vanguard	Target Retire 2030 Fund	2,773,018	-	2,773,018	2,773,018	-
Vanguard	Target Retire 2030 Fund	-	2,793,160	2,805,574	2,793,160	(12,414)
Vanguard	Target Retire 2040 Fund	2,236,411	-	2,236,411	2,236,411	-
Vanguard	Target Retire 2040 Fund	-	2,280,898	2,279,688	2,280,898	1,210
Vanguard	Target Retirement 2015 Trust II	3,673,461	-	3,673,461	3,673,461	-
Vanguard	Target Retirement 2015 Trust II	-	3,721,309	3,851,906	3,721,309	(130,597)
Vanguard	Target Retirement 2025 Trust II	9,448,350	-	9,448,350	9,448,350	-
Vanguard	Target Retirement 2025 Trust II	-	4,543,870	4,929,685	4,543,870	(385,815)
Vanguard	Target Retirement 2030 Trust II	5,367,614	-	5,367,614	5,367,614	-
Vanguard	Target Retirement 2030 Trust II	-	2,574,454	2,815,114	2,574,454	(240,660)
Vanguard	Target Retirement 2035 Trust II	5,551,882	-	5,551,882	5,551,882	-
Vanguard	Target Retirement 2035 Trust II	-	2,655,387	2,923,092	2,655,387	(267,705)
Vanguard	Target Retirement 2040 Trust II	4,342,174	-	4,342,174	4,342,174	-
Vanguard	Target Retirement 2040 Trust II	-	2,061,276	2,283,655	2,061,276	(222,379)
Vanguard	Target Retirement 2045 Trust II	4,876,450	-	4,876,450	4,876,450	-
Vanguard	Target Retirement 2045 Trust II	-	2,303,400	2,569,477	2,303,400	(266,077)

*     There were no category (ii) or (iv) transactions reportable for the year.

See accompanying report of independent registered public accounting firm.

Exhibit Index

Exhibit 23.1	Consent of FORVIS, LLP, Independent Registered Public Accounting Firm dated June 28, 2023.

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Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Primis Financial Corp., as Plan Administrator of the SBA Defined Contribution Plan for Primis Bank, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SBA DEFINED CONTRIBUTION PLAN
FOR PRIMIS BANK
By: Primis Financial Corp.,
Plan Administrator

DATE: June 28, 2023	/s/ Matthew Switzer
Matthew Switzer
Executive Vice President and Chief Financial Officer

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